Connect Biopharma Holdings Limited

3580 Carmel Mountain Road, Suite 200

San Diego, California 92130

May 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited

Registration Statement on Form F-3

File No. 333-295921

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Connect Biopharma Holdings Limited, respectfully requests that the effective date of the Registration Statement on Form F-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 1, 2026, or as soon as practicable thereafter.

The Registration Statement received a “no review” letter from the Commission. If you have any questions or require additional information, please contact Michael Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CONNECT BIOPHARMA HOLDINGS LIMITED

By:	/s/ Jeff Cohn
Jeff Cohn
General Counsel and Corporate Secretary

cc:	David Szekeres, Connect Biopharma Holdings Limited

Michael Sullivan, Latham & Watkins LLP